SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

02047321

SEC MAIL PROCESSING
RECEIVED
JUL 29 2002
WASH. D.C. 155 SECTION

FORM 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the Securities Act of 1934

PE
7-1-02

For the month of July, 2002

of Chile, Bank
(Translation of Registrant's name into English)

PROCESSED
JUL 30 2002
THOMSON
FINANCIAL

Chile
(Jurisdiction of incorporation or organization)

Ahumada 251
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F _X_ Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No _X_

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____.)

BANCO DE CHILE
REPORT ON FORM 6-K

Attached is a Press Release issued by Banco de Chile ("the Bank") on July 26, 2002 regarding the Consolidated Financial Statements of the Bank as of June 30, 2002 and 2001.

Banco de Chile and Subsidiaries

Consolidated Financial Statements as of JUNE 30, 2002 and 2001

NOTES

a) Banco de Chile filed with the *Superintendencia de Bancos e Instituciones Financieras* (the Chilean Superintendency of Banks and Financial Institutions) a report which included the Consolidated Financial Statements as of June 30, 2002 and 2001.

The report was prepared based upon accounting principles generally accepted in Chile and does not include a reconciliation of such information to accounting principles generally accepted in the United States.

b) This report is a free translation of the original in Spanish.

Ch$	-	Chilean pesos
MCh$	-	Millions of Chilean pesos

BANCO DE CHILE AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS AS OF JUNE 2002
(Expressed in millions of Chilean pesos)

	2002	2001
ASSETS	MCh$	MCh$
CASH AND DUE FROM BANKS	844.525,5	769.445,3
LOANS:		
Commercial loans	2.487.127,2	2.832.243,9
Foreign trade loans	597.287,5	641.279,6
Consumer loans	388.163,2	368.699,7
Mortgage loans	1.238.357,9	1.242.736,7
Leasing contracts	242.326,0	239.384,4
Contingent loans	369.487,5	385.225,0
Other outstanding loans	483.132,6	441.173,9
Past due loans	140.975,3	125.937,5
Total loans	5.946.857,2	6.276.680,7
Allowance for loan losses	(211.874,5)	(168.568,9)
Total loans, net	5.734.982,7	6.108.111,8
OTHER LOANS:		
Interbank loans	76.581,2	76.135,7
Investments purchased under agreements to resell	24.131,6	35.500,4
Total other loans	100.712,8	111.636,1
INVESTMENTS:		
Government securities	925.633,8	950.914,8
Other financial investments	575.852,7	628.533,1
Investment collaterall under agreements to repurchase	373.285,2	251.891,9
Assets held for leasing	6.778,1	16.452,5
Assets received in lieu of payment	31.270,9	26.124,1
Other non financial investments	2,3	9,6
Total investments	1.912.823,0	1.873.926,0
OTHER ASSETS	235.067,2	173.950,6
FIXED ASSETS:		
Bank premises and equipment	142.691,7	146.234,9
Investments in other companies	5.587,4	4.541,8
Total fixed assets	148.279,1	150.776,7
Total assets	8.976.390,3	9.187.846,5

BANCO DE CHILE AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS AS OF JUNE 2002
(Expressed in millions of Chilean pesos)

LIABILITIES AND SHAREHOLDERS´ EQUITY	2002 MCh$	2001 MCh$
DEPOSITS AND OTHER LIABILITIES:		
Current accounts	882.359,5	841.689,9
Time deposits	3.754.013,5	4.252.340,2
Other demand and time deposits	608.533,5	485.943,3
Securities sold under agreements to repurchase	379.911,6	267.860,7
Mortgage finance bonds	1.327.323,5	1.322.205,9
Contingent liabilities	368.915,5	384.847,6
Total deposits and other liabilities	7.321.057,1	7.554.887,6
BONDS ISSUED:		
Bonds	6.260,9	9.632,1
Subordinated bonds	262.526,0	218.828,4
Total bonds issued	268.786,9	228.460,5
BORROWINGS FROM FINANCIAL INSTITUTIONS AND CENTRAL BANK:		
Central Bank credit lines for renegotiation of loans	4.032,3	4.877,6
Other Central Bank borrowings	9.902,2	34.697,8
Borrowings from domestic financial institutions	75.027,7	94.504,3
Foreign borrowings	268.188,8	381.948,7
Other liabilities	66.081,2	72.131,1
Total borrowings from financial institutions and Central Bank	423.232,2	588.159,5
OTHER LIABILITIES	363.962,2	170.567,9
Total liabilities	8.377.038,4	8.542.075,5
VOLUNTARY ALLOWANCE FOR LOAN LOSSES	33.720,7	41.925,0
MINORITY INTEREST	4,7	2,8
SHAREHOLDERS´ EQUITY:		
Capital and reserves	542.545,5	542.614,8
Other equity accounts	(3.839,6)	2.515,9
Net income for the year	26.920,6	58.712,5
Total shareholders´ equity	565.626,5	603.843,2
Total liabilities and shareholders´ equity	8.976.390,3	9.187.846,5

	2002 MCh$	2001 MCh$
OPERATING INCOME:		
Interest revenue	341.236,4	410.461,2
Gains from trading activities	15.985,3	10.097,3
Income from fees and other services	40.705,5	39.004,1
Other operating income	4.322,1	8.004,9
Total operating income	402.249,3	467.567,5
Less:		
Interest expense	(156.182,4)	(237.490,1)
Losses from trading activities	(4.292,7)	(3.262,7)
Expenses from fees and other services	(5.142,7)	(6.751,4)
Foreign exchange transactions, net	(22.389,6)	(7.178,2)
Other operating expenses	(1.971,6)	(1.700,3)
Gross operating income	212.270,3	211.184,8
Personnel salaries and expenses	(59.851,4)	(56.232,9)
Administrative and other expenses	(46.523,3)	(46.043,6)
Depreciation and amortization	(11.349,5)	(8.920,3)
Net operating income	94.546,1	99.988,0
Allowance for loan losses	(71.155,3)	(38.208,4)
Loan loss recoveries	5.193,9	7.551,7
Operating income	28.584,7	69.331,3
NON OPERATING RESULTS:		
Non operating income	5.092,5	7.818,0
Non operating expenses	(6.849,7)	(4.062,3)
Equity participation in net income (loss) in investments in other companies	(356,5)	194,8
Net income (loss) from price-level restatement	(1.587,8)	(5.034,3)
Income before taxes	24.883,2	68.247,5
Income taxes	(2.022,2)	(3.003,7)
Income after income taxes	22.861,0	65.243,8
Minority interest	0,4	(0,6)
Surplus	22.861,4	65.243,2
Voluntary loan loss allowance	4.059,2	(6.530,7)
Net income for the period	26.920,6	58.712,5

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 26, 2002

Banco de Chile

By: Hernan Donoso
Vice-President